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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 31 2002
WASH, D.C. 152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

am

SEC FILE NUMBER
8- 46293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

11/22/02

REPORT FOR THE PERIOD BEGINNING September 1, 2001 (MM/DD/YY) AND ENDING August 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARVESTONS SECURITIES INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MILE HIGH CENTER 1700 Broadway Suite 412
(No. and Street)

(City)	(State)	(Zip Code)
Denver	Colorado	80290

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MORGAN BASSEY (303) 832-8887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACKSON AND GOLDSTINE, P.C.

(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
655 BROADWAY, SUITE 565	DENVER	CO	80203

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 26 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MORGAN BASSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVESTONS SECURITIES, INC, as of AUGUST 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
SANDRA G. HAYLEY
STATE OF COLORADO

Signature

PRESIDENT / CEO
Title

My Commission Expires 3-1-2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVESTONS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
AUGUST 31, 2002

JACKSON & GOLDSTINE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

HARVESTONS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2002

TABLE OF CONTENTS

JACKSON & GOLDSTINE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JACKSON AND GOLDSTINE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

October 18, 2002

The Stockholders and Directors of
Harvestons Securities, Inc.

We have audited the accompanying statement of financial condition of **Harvestons Securities, Inc.**, as of August 31, 2002, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Harvestons Securities, Inc.** as of August 31, 2002, and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson & Goldstine

JACKSON & GOLDSTINE, P.C.
DENVER, COLORADO

30922 Hill Top Dr., P.O. Box 1072
Evergreen, CO 80437-1072
(303) 670-3132 Fax (303) 674-9764

655 Broadway, Suite 365
Denver, CO 80203
(303) 825-4072 Fax (303) 825-4077

HARVESTONS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED AUGUST 31, 2002

ASSETS

Cash	$1,417
Advances & Receivables	90,317
Securities Owned, at Market	27,892
Deposits with Clearing Organization	100,000
Due From Clearing Firm	179,160
Underwriting Fee Receivable	207,569
Prepaid Expenses	2,485
Other Deposits	20,296
Furniture & Equipment, net	23,533
TOTAL ASSETS	$652,669

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES:	
Bank Loan (Note 5)	$601
Accounts Payable	224,960
Accrued Payroll	28
TOTAL LIABILITES	225,589
COMMITMENTS (NOTE 7)	-
STOCKHOLDERS' EQUITY (NOTES 2 AND 3):	
Common Stock, $1 par Value, 100,000 Shares Authorized, 5,000 Shares Issued & Outstanding	5,000
Additional Paid-in Capital (Note 2)	3,052,317
Unrealized Loss on Securities Owned	(261,536)
Retained Earnings	(2,368,701)
TOTAL STOCKHOLDERS' EQUITY	427,080
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$652,669

The Accompanying Notes are an Integral Part of This Financial Statement

HARVESTONS SECURITIES, INC.

STATEMENT OF OPERATIONS
For the Year Ended August 31, 2002

REVENUES:	
Commissions	$214,170
Trading Revenue	947,661
Underwriting Income	490,259
Advisory Fee Income	9,500
Other Income	34,398
TOTAL REVENUE	1,695,988
EXPENSES:	
Clearing Expenses	39,842
Commissions	1,097,484
Salaries & Other Related Costs	217,249
Insurance	7,062
Legal & Accounting	14,551
Administrative Expenses	11,127
Interest Expense	52,188
Depreciation Expense	10,152
Equipment Rental	36,145
Occupancy Costs	69,808
Telephone	11,511
Contributions	400
Dues & Subscriptions	6,344
Travel & Business Expenses	35,257
Licenses & Taxes	24,862
TOTAL EXPENSES	1,633,982
NET INCOME	$62,006

The Accompanying Notes are an Integral Part of This Financial Statement

HARVESTONS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED AUGUST 31, 2002

	Common Stock		Additional			Total
		Par	Paid-In	Unrealized	Accumulated	Stockholders'
	Shares	Value	Capital	Loss	Deficit	Equity
Balance: September1, 2001	5,000	$5,000	$3,099,317	($253,471)	($2,430,707)	$420,139
Distribution of Capital during the Year (Note 2)	-	-	(47,000)		-	(47,000)
Increase in Unrealized loss on Securities Owned				(8,065)		(8,065)
Net profit for the year	-	-	-		62,006	62,006
Balance: August 31, 2002	5,000	$5,000	$3,052,317	($261,536)	($2,368,701)	$427,080

The Accompany Notes are an Integral Part of This Financial Statement

HARVESTONS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$62,006
Adjustments to Reconcile Net Loss to	
Net Cash used in Operating Activities:	
Depreciation	10,152
Increase/Decrease in Assets/Liabilities:	
Increase in Advances & Receivables	(17,754)
Increase in Underwriting Fee Receivable	(52,527)
Decrease in Prepaid Expenses	1,824
Increase in Other Deposits	(1,651)
Increase in Accounts Payable	177,642
Decrease in Securities Deposit	(70)
Decrease in Payroll Tax Liabilities	(7,641)
Total Adjustments	109,975
NET CASH USED IN OPERATING ACTIVITIES	171,981
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in Due from Clearing Firm	(70,465)
Purchase of Fixed Assets	(11,961)
Increase in Securities Owned, at Market	(21,289)
Increase in Unrealized Loss on Securities Owned	(8,065)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(111,780)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease in Bank Loan	(13,222)
Decrease in Additional Paid In Capital	(47,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(60,222)
INCREASE(DECREASE) IN CASH	(21)
CASH AT BEGINNING OF YEAR	1,438
CASH AT END OF YEAR	$1,417

The Accompanying Notes are an Integral Part of This Financial Statement

HARVESTONS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2002

1. **Organization and Summary of Significant Accounting Principles**

Organization:
Harvestons Securities, Inc. ("Harvestons") was incorporated in the State of Colorado on January 15, 1993, for the purpose of conducting business as a registered broker/dealer in securities.

Harvestons has claimed an exemption from rule 15c3-3 of the Securities and Exchange Commission. The Firm does not hold cash or securities for the account of customers. A summary of **Harvestons'** significant accounting policies is as follows:

Depreciation and Amortization:
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years for all assets.

Organization costs are amortized over a five year period; the period of benefit estimated by the management.

Marketable Securities:
Securities transactions are recorded on a settlement date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market is treated as unrealized gain or loss at the year end. Net unrealized loss for the year ended August 31, 2002 is $261,536.

Income Taxes:
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

Cash Equivalents:
For purposes of the statement of cash flow, **Harvestons** considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

HARVESTONS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2002

2. **Capital Distributions:**

During the year ending August 31, 2002, shareholders of Harvestons Securities Inc. received a distribution of $47,000 from additional paid in capital.

3. **Net Capital Requirements**

Harvestons is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2002, **Harvestons** had net capital of $199,705 which was $99,705 in excess of its required net capital of $100,000. **Harvestons** had aggregate indebtedness in the amount of $225,589 therefore, its net capital ratio was 1.13 to 1 at August 31, 2002.

4. **Income Taxes**

No provision for income taxes is required for the period ended August 31, 2002, because **Harvestons** has had net operating losses from inception to August 31, 2001, amounting to approximately $2,368,701. As of August 31, 2002, deferred tax assets and valuation allowance are as follows:

Deferred tax assets resulting from loss carry forwards	$2,354,702
Valuation Allowance	(2,354,702)
Net Deferred Income Tax Asset	$0

5. **Commitments**

Office lease:

Harvestons is committed until December 2004 to the current premises lease for its Denver office. Future minimum rentals due under this commitment are as follows:

Year ending August 31,	Amount
2003	49,654
2004	49,654
	$99,308

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I

HARVESTONS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED AUGUST 31, 2002

NET CAPITAL		
Total Stockholders' Equity		$427,080
Add: Liabilities not Subordinated to claims of General Creditors allowable in Computation of Net Capital		0
Total Capital and Allowable Subordinated Liabilities		427,080
Adjustments and Charges:		
Non-Allowable Assets:		
Concessions Receivable	156,263	
Concessions Payable	(70,000)	
Deposits	20,296	
Office Equipment, net of accumulated depreciation	23,533	
Other receivables and prepaid expenses	92,802	222,894
Net Capital before haircuts on haircuts on securities positions		204,186
Haircuts on securities positions, computed where applicable pursuant to rule 15c3-1(f):		
Other Securities Owned	(4,184)	
Undue Concentration	(297)	(4,481)
NET CAPITAL		$199,705
AGGREGATE INDEBTEDNESS		
Bank Loan (Note 5)	$601	
Accounts Payable	224,960	
Accrued Payroll	28	
TOTAL AGGREGATE INDEBTEDNESS		$225,589
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital required		$100,000
Excess Net Capital		$99,705
Ratio: Aggregate Indebtedness to Net Capital		1.13 to 1

SCHEDULE I

HARVESTONS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED AUGUST 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIa of Form X-175A-5 as of August 31,2001)

Net Capital, as reported in Harvestons' Part IIA (unaudited) FOCUS report	$199,705
Add Net Audit Adjustments	0
Net Capital	$199,705

SCHEDULES II, III AND IV

HARVESTONS SECURITIES, INC.

YEAR ENDED AUGUST 31, 2002

The information required by Schedules II, III and IV has not been provided as an exemption from rule 15c3-3 is claimed. **Harvestons** does not hold cash or securities for the account of customers. All transactions are cleared through separate brokers/dealers, on a fully disclosed basis, consequently, it qualifies for exemption from the provision of SEC rule 15c3-3 (k) (2) (I) and Schedules II, III and IV of FOCUS FORM x-17a-5, Part III are not required.

JACKSON AND GOLDSTINE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

October 18, 2002

The Stockholder and Directors of
Harvestons Securities, Inc.

In planning and performing our audit of the financial statements of **Harvestons Securities, Inc.** for the year ended August 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Harvestons Securities, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c 3-3.

The management of **Harvestons** is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which **Harvestons** has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

30922 Hill Top Dr., P.O. Box 1072
Evergreen, CO 80437-1072
(303) 670-3132 Fax (303) 674-9764

655 Broadway, Suite 365
Denver, CO 80203
(303) 825-4072 Fax (303) 825-4077

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the *American Institute of Certified Public Accountants*. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that **Harvestons'** practices and procedures were adequate at August 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Jackson & Goldstine

JACKSON & GOLDSTINE, P.C.
DENVER, COLORADO